                                                           Filed by dELiA*s Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                     Subject company: iTurf Inc.
               Commission File No. for related registration statement: 333-44916

On September 8, 2000, dELiA*s Inc., a Delaware corporation, issued the following press release:


                                      CONTACT:   Jim Cooper
                                                 EVP and Chief Financial Officer
                                                 (212) 807-9060

                                      Investors: Stacey Bibi/Shannon Moody-
                                                 Froehlich/Bernadette Garfinkle
FOR IMMEDIATE RELEASE                 Media:     Michael McMullan/Aeron Noe
                                                 Morgen-Walke Associates
                                                 (212) 850-5600


                     DELIA*S REPORTS SECOND QUARTER RESULTS
             -- DELIA*S-BRANDED MULTI-CHANNEL SALES INCREASE 44% --
          --DELIA*S DIRECT CHANNEL PRODUCES SECOND CONSECUTIVE QUARTER
                      OF DOUBLE-DIGIT PRODUCTIVITY GAINS--


         New York, New York, September 8, 2000 -- dELiA*s Inc. (Nasdaq:DLIA), a leading marketer to Generation Y, today announced financial results for the second quarter and twenty-six weeks ended July 29, 2000.

         Net sales for the second quarter increased 11.8% to $37.3 million from $33.4 million in the second quarter of last year. The increase was driven by higher retail sales, primarily in connection with the dELiA*s premier retail concept, as well as an increase in direct marketing sales. dELiA*s-branded multi-channel sales, which include sales from the dELiA*s catalog, dELiAs.cOm, and dELiA*s retail stores, increased nearly 44% from the prior year to $23.4 million in the quarter. Gross margin as a percentage of sales increased 470 basis points to 43.4%, representing improvements in all channels. Second quarter net loss was $10.5 million, or $0.72 per basic and diluted share, compared to $6.1 million, or $0.42 per basic and diluted share for the
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same period a year ago. This net loss includes $5.7 million of iTurf losses compared to $1.3 million last year, net of minority interest, primarily attributable to increased marketing expenses.

         Net sales for the six months ended July 29, 2000 increased 14.9% to $86.4 million from $75.2 million in the prior year six-month period. Net loss for the six-month period was $19.2 million, or $1.33 per diluted share, compared to net income of $18.8 million, or $1.19 per diluted share for the same period last year, which includes net one-time non-recurring income of $46.7 million pre-tax. This net loss includes $11.1 million of iTurf losses, compared to $1.5 million last year, net of minority interest. Gross margin as a percentage of sales increased 350 basis points to 45.7%.

         Evan Guillemin, President of dELiA*s, stated, "The impressive strength of the dELiA*s brand is evidenced by the 44% increase in dELiA*s-branded sales in the second quarter. We believe our recently-announced decision to recombine with iTurf enhances our ability to further build upon the strength of the brand and grow this business more profitably and more quickly by managing the dELiA*s catalog, e-commerce and retail channels together."

         "In the direct channel, our second quarter results benefited not only from the strong performance of the dELiA*s brand, but also from improved operating expense control. We enjoyed substantial gross margin improvement across all channels due to the success of several merchandising initiatives, including a higher mix of dELiA*s branded merchandise as a percentage of sales. Importantly, we were able to generate double-digit increases in productivity in the direct channel for the second consecutive quarter, and are pleased to note that we see that trend accelerating going forward. Our premier dELiA*s retail concept continues to make significant progress as we expand our store base. We ended the quarter with 28 premier stores, and entered the back-to-school season with 30 stores up and running."

         "At iTurf, revenue increased to $7.7 million in the second quarter, driven by the strength of our e-commerce properties, as well as substantial gains in advertising revenue over the prior year. User registrations have grown to more than 9.5 million, and traffic remains strong across the network."

         Mr. Guillemin concluded, "We are encouraged by our second quarter results, and remain very excited about the company's future. Specifically, our planned strategic recombination with
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iTurf, announced on August 16, 2000, will allow us to pursue a multi-channel distribution strategy that is unique in the teen market and most effectively capitalizes on the strength of the dELiA*s brand. We are already beginning to more closely manage the dELiA*s catalog and e-commerce operations in tandem, and expect to grow our branded commerce business more profitably across all channels going forward. The combination also allows iTurf to focus its efforts on aggressively growing advertising revenues and further expand its online communities, which have already cultivated strong leadership positions in the teen online space."

ABOUT DELIA*S

dELiA*s Inc. is a leading marketer of apparel, accessories, home furnishings and athletic goods to consumers between the ages of 13 to 24. The Company offers proprietary and other brands through various catalogs and retail stores and provides on-line community, content and commerce services to Generation Y.

iTurf has filed a proxy/registration statement and other documents with the United States Securities and Exchange Commission relating to the proposed merger between iTurf and dELiA*s. The proxy/registration statement will be mailed to shareholders of both companies after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents are available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

dELiA*s, its executive officers and its board of directors will be soliciting proxies from dELiA*s stockholders to vote in favor of the merger. dELiA*s executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Jim Cooper, Clare Copeland, S. Roger Horchow, Geraldine Karetsky and Joseph Pinto. For information about these directors and executive officers, stockholders should refer to the proxy/registration statement filed by iTurf on August 31, 2000, which is available for free from the SEC's web site (WWW.SEC.GOV).

Forward-looking statements in this press release, including but not limited to those related to consummation of the proposed merger, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully after the proposed
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merger; costs related to the proposed merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; the ability of dELiA*s and iTurf to divest non-core assets on satisfactory terms or at all; access to financing to fund operations and the expansion strategies of each business; increases in the cost of materials, printing, paper, postage, shipping and labor; timing and quantity of catalog and electronic mailings; decreases in the rate of response to catalog and electronic mailings; each company's ability to leverage investments made in infrastructure to support expansion; acceptance of new retail concepts; availability of acceptable store sites and lease terms; ability to open new stores; possibility of increasing comparable store sales; adverse weather conditions and other factors affecting retail store sales; levels of competition; iTurf's ability to sell advertising; changes in the growth rate of Internet usage and online user traffic levels; levels of demand for Internet advertising; the ability to retain key personnel; the ability of computer systems to scale with growth in online traffic; difficulties in integrating acquisitions of new businesses and technology; general economic conditions; changes in the growth rate of Internet usage and online user traffic levels, general economic conditions and other factors affecting retail sales; dELiA*s ability to anticipate and respond to fashion trends; each company's dependence on third parties; and other factors detailed elsewhere in this press release, in iTurf's most recent registration statement on Form S-4 and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

                               (Tables to follow)

                                  DELIA*S INC.
                    CONDENSED CONSOLIDATED INCOME STATEMENTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                THIRTEEN WEEKS         TWENTY-SIX WEEKS
                                                    ENDED                   ENDED
                                             7/31/99     7/29/00     7/31/99     7/29/00
                                             --------    --------    --------    --------
Net sales                                    $ 33,375    $ 37,295    $ 75,187    $ 86,352
Cost of sales (a)                              20,450      21,122      43,473      46,914
                                             --------    --------    --------    --------
Gross profit                                   12,925      16,173      31,714      39,438

Selling, general and
   administrative expenses                     23,908      33,542      47,658      72,545
Noncash compensation                             --         1,601        --         1,601
Restructuring charge                             --          --        22,907        --
Gain on subsidiary initial public offering       --          --       (70,091)       --
Interest and other income, net                 (1,027)       (414)     (1,167)     (1,081)
Minority interest                                (493)     (4,687)       (485)     (8,588)
                                             --------    --------    --------    --------
Income (loss) before
   provision for income taxes                  (9,463)    (13,869)     32,892     (25,039)
Provision (benefit) for income taxes           (3,399)     (3,376)     14,120      (5,800)
                                             --------    --------    --------    --------
Net income (loss)                            $ (6,064)   $(10,493)   $ 18,772    $(19,239)
                                             ========    ========    ========    ========

PER SHARE DATA:
Basic net income (loss) per share            $  (0.42)   $  (0.72)   $   1.31    $  (1.33)
                                             ========    ========    ========    ========
Diluted net income (loss) per share          $  (0.42)   $  (0.72)   $   1.19    $  (1.33)
                                             ========    ========    ========    ========
Shares used in the calculation of basic
   net income (loss) per share                 14,330      14,535      14,280      14,519
Shares used in the calculation of
   diluted net income (loss) per share         14,330      14,535      15,790      14,519

(a) First half 1999 cost of sales includes approximately $500,000 in charges related to the closing and conversion of Screeem! stores.

                                     -more-
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                                  DELIA*S INC.
                    SELECTED CONSOLIDATED BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                         JANUARY 29, 2000   JULY 29, 2000
                                                         ----------------   -------------
                                                                             (UNAUDITED)
ASSETS
Current assets
      Cash and investments                                   $ 57,878         $ 39,141
      Merchandise inventories                                  28,322           30,696
      Deferred tax assets                                      12,063           14,488
      Prepaid expenses and other current assets                15,014           15,796
                                                             --------         --------
            Total current assets                              113,277          100,121
Property and equipment - net                                   35,483           37,539
Long-term investments                                          11,024            2,002
Goodwill and other assets                                      24,256           34,578
                                                             --------         --------
            Total assets                                     $184,040         $174,240
                                                             ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses                        $ 21,643         $ 20,808
Accrued restructuring                                           1,685            1,363
Current portion of long term debt and bank loan payable         3,000           14,852
Other current liabilities                                       2,997            3,637
                                                             --------         --------
            Total current liabilities                          29,325           40,660
Long-term debt and capital leases                               6,756            1,254
Deferred tax liability                                         23,901           21,586
Other long-term liabilities                                       403              426
Minority interest                                              40,734           43,710
Stockholders' equity                                           82,921           66,604
                                                             --------         --------
            Total liabilities and stockholders' equity       $184,040         $174,240
                                                             ========         ========

                                  DELIA*S INC.
                             SELECTED OPERATING DATA
                    (IN THOUSANDS, EXCEPT RETAIL STORE DATA)

                                               JULY 31, 1999       JULY 29, 2000
                                               -------------       -------------
Total Buyers                                           6,250               7,175
Total House Names                                     11,400              13,000
Total Retail Stores                                       50                  55

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